

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 7, 2015

Michael Sena
Chief Financial Officer
HC2 Holdings, Inc.
505 Huntmar Park Drive, Suite 325
Herndon, VA 20170

> **Re:** **HC2 Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-35210**

Dear Mr. Sena:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Business Combinations

ANG, page F-27

We note that you are recording a $4.7 million bargain purchase gain, related to the ANG acquisition, as additional paid in capital. Please tell us why the gain is not being recognized in earnings. Refer to ASC 805-30. In your response please also clarify what you mean by the "related party nature of the transaction." Tell us about the relationship between the parties to this acquisition and whether this relationship existed before the acquisition. In this regard, there appears to be no separate discussion of this relationship with ANG in your Related Parties note.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications